EXHIBIT 4.17

Number of Shares: 10,000

Date of Grant: May 20, 2002


                            Stock Option Agreement



Agreement made this 20th day of May, 2002, between Karl M. Eppich ("Optionee") and U. S. Energy Corp. (the "Company").

1. GRANT OF OPTION. The Company, pursuant to the provisions of the Company's Incentive Stock Option Plan ("Plan"), hereby grants to the Optionee, subject to the terms and conditions set forth or incorporated herein, an Option to purchase from the Company all or any part of an aggregate of 10,000 Common Shares, at the purchase price of $3.82 per share. The provisions of the Plan governing the terms and conditions of the Option granted hereby are incorporated herein by reference.

In the event of any conflict between this Agreement and the Plan, the Plan shall control.

2. EXERCISE. This Option shall be exercisable in whole or in part (in multiples of 100 Shares, unless for the balance of this Option) on or before December 7, 2011, subject to earlier termination or cancellation as provided in this Agreement.

This Option shall be exercisable by delivery to the Company of a notice of election to exercise, in the form attached hereto, specifying the number of Shares to be purchased and accompanied by payment of the full purchase price. A copy of this Stock Option Agreement shall also be delivered to the Company along with the notice of election of exercise, for the Company's endorsement of exercise on Schedule I and return to the Optionee for his or her records.

U. S. ENERGY CORP.



By:   /s/  Keith G. Larsen
    ------------------------------
         President